STATE OF CONNECTICUT


              DEPARTMENT OF PUBLIC UTILITY CONTROL
                       TEN FRANKLIN SQUARE
                      NEW BRITAIN, CT 06051



DOCKET  NO. 01-07-02   DPUC  REVIEW  OF  THE CONNECTICUT  LIGHT  AND
                       POWER  COMPANY'S CAPITAL STRUCTURE


                        December 12, 2001

                 By the following Commissioners:


                         Jack R. Goldberg
                         Donald W. Downes
                         Linda J. Kelly



                            DECISION

                            DECISION

I.   INTRODUCTION

A.   Summary

      The Department approves the Company's recommended capital structure in this proceeding. The Department requires that CL&P periodically review its capital structure target against ongoing
industry and peer group capital structure studies.   If these
studies reveal that component changes to its target capital structure can be financially beneficial, the Company is required
to  pursue  these  findings accordingly.   In this regard, the
Department requires that CL&P's ongoing capital structure strategies bring about appropriate financial benefit and that it maintain or reduce its relative allowed cost of capital by the Company's next rate hearing.

B.   Background of the Proceeding

      The Connecticut Light and Power Company (CL&P or Company) maintained common equity capitalizations of 30.8%, 31.0%, and 31.9% as of June 30, 2000, September 30, 2000, and December 31,
2000, respectively. As of March 31, 2001, the Company's equity percentage increased to 33.7% due to retention of earnings and retirement of certain long-term debt issues in that quarter. Therefore, the Company's capital structure was comprised of 43.4% equity (33.7% common equity and 9.7% preferred)<FN1>, and 56.6% debt, just prior to the sale of the Millstone Nuclear Assets. Response to Interrogatory EL - 1, p. 2.

     In  a  January 31, 2001 letter to the Department  of  Public
Utility Control (Department), the Company proposed a method of compliance with Order No. 4, Docket No. 99-09-12REO1, Application of The Connecticut Light and Power Company and The United Illuminating Company for Approval of Their Millstone Nuclear Generation Assets Divestiture Plans - Sale of Millstone Station to Dominion Resources, Inc. This letter addressed, among other things, the deployment of cash proceeds the Company would receive on or about April 1, 2001 from the sale of its Millstone Nuclear Assets. The Company's January 31 letter proposed using the cash from the Millstone Asset Sale to achieve a capital structure target of approximately 40% to 45% equity (including preferred).

     In a March 15, 2001 letter to the Company, the Department temporarily required the Company to deploy the cash proceeds, in part, to result in a capital structure, including the proposed effects of securitization, to attain approximately 45% to 50% common equity (excluding preferred). It was also noted that the Department would commence a proceeding to determine the capital structure appropriate for CL&P post nuclear asset sale and make a final ruling in this matter at the conclusion of such proceeding. Further, the letter required CL&P to retain sufficient financial flexibility to adjust its capital structure as may be necessary to comply with Department findings at the conclusion of the proceeding. Such proceeding commenced on July 5, 2001 under the instant docket.

C.   Conduct of the Proceeding

     The Department initiated this proceeding to determine the capital structure appropriate for CL&P post nuclear asset sale. Accordingly, by a Notice of Hearing dated August 13, 2001, a public hearing was held on this matter at the offices of the Department, Ten Franklin Square, New Britain, Connecticut on September 17, 2001. The hearing was continued to October 3, 2001 and was closed.

D.   Parties and Intervenors

      The Department recognized The Connecticut Light and Power Company, P. O. Box 270, Hartford, Connecticut 06141-0270; the Office of Consumer Counsel (OCC), Ten Franklin Square, New Britain, Connecticut 06051; and the Office of Attorney General
(AG), Ten Franklin Square, New Britain, Connecticut 06051 as Parties in this proceeding. As a Party, the OCC submitted pre-filed testimony and testified at the hearings as to its position in this matter.

II.  POSITION OF PARTIES

A.   Company

     The Company provided its presently allowed capital structure under Docket No. 99-03-36, The DPUC Determination of The
Connecticut Light and Power Company's Standard Offer. Such structure is comprised of 42.47% equity (34.93% common equity and 7.54% preferred stock), and 57.53% total debt. Calculating the weighted cost of each of these capital components, this structure derives the Company's currently allowed weighted average cost of capital of 8.08%. Response to Interrogatory EL - 2.

     CL&P provided various capital structure exhibits breaking out individual capital components by the methodology rating agencies use to determine credit quality, or on a rating-agency basis. Response to Interrogatory EL - 3. On this basis, the Company noted it has approximately $116 million of non-redeemable perpetual preferred stock, which is about 8% of its capital structure, and that credit agencies view this part of its capital structure as 100 percent equity quality. Tr. 9/17/01, p. 26.

     The Company also provided capital structure exhibits on a rate-making basis, which is the basis used in developing CL&P's cost of capital and revenue requirements. CL&P indicated that it excludes from debt some $198.8 million in prior spent nuclear fuel liability to the United States Department of Energy and $16.3 million of capital leases, typically for computers, as they are picked as cost of service items for ratemaking. Tr. 9/17/01,
p. 7: Response to Interrogatory EL - 3, p. 2. Accordingly, under such basis, the percentage of equity in the capital structure is higher since debt levels have been reduced.

     The Company indicated that it has complied with the Department's March 15, 2001 letter, which required CL&P to temporarily maintain a capital structure containing 45% to 50%
equity (excluding preferred). Tr. 9/17/01, pp. 11 and 12; Response to Interrogatory EL - 5, p. 1. Accordingly, as of June 30, 2001, CL&P's existing capitalization was as follows:

              CL&P Capital Structure June 30, 2001
                          ($ Millions)

                Rating Agency Basis           Rate-making Basis
                 Amount          %              Amount       %

Total debt       837.6       49.0%             622.5     41.6%
Preferred Stock  116.2        6.8%             116.2      7.8%
Common Equity    757.1       44.2%             757.1     50.6%

Total Capital  1,710.9      100.0%           1,495.8    100.0%

             Response  to Interrogatory  EL - 3, p. 2.

     In this proceeding, CL&P recommended a targeted capital structure consisting of 45% equity (37% common equity and 8% preferred), and 55% debt, on a rating agency basis. Response to Interrogatory EL - 3, pp. 1 and 2. On a rate-making basis, where debt is reduced, CL&P's targeted common equity position alone (excluding preferred) was about 44% of capitalization. Id. On both bases, CL&P's targeted capital structure is shown as follows:

              CL&P Recommended Capital Structure
                          ($ Millions)

                Rating Agency Basis           Rate-making Basis
                 Amount          %              Amount       %

 Total debt      837.6       55.0%           622.5       47.6%
 Preferred Stock 116.2        8.0%           116.2        8.9%
 Common Equity   569.1       37.0%           569.1       43.5%

Total Capital  1,522.9      100.0%	       1,307.8      100.0%

               Response to Interrogatory  EL - 3, p. 2.

     CL&P notes that its specific capital structure recommendation is premised upon a capitalization which: a) maintains a strong "BBB" credit rating, b) provides the Company with timely access to competitively priced capital, c) provides the Company with a degree of financial flexibility, and d) balances these factors in developing the lowest weighted average cost of capital to minimize capital cost for its customers. Response to Interrogatory EL - 3, p.1. CL&P testified that its target should be considered a mid-point of a range that can vary by one to two percentage points.

      The Company testified that its cost of capital under its targeted structure on a rate-making basis will be as follows:

               CL&P Recommended Capital Structure
               Cost of Capital (Rate-making Basis)
                          ($ Millions)

                 Current                     Through end of 2003
                Amount    %     Cost          Amount    %      Cost

Total debt       622.5   47.6%  3.69%         622.5   47.6%    3.31%
Preferred Stock  116.2    8.9%  0.52%         116.2    8.9%    0.52%
Common Equity    569.1   43.5%  4.48%         569.1   43.5%    4.48%

Total Capital  1,307.8  100.0%  8.69%       1,307.8  100.0%    8.31%

       Response to Interrogatories EL - 3, p. 2; Response to
                  Interrogatory EL - 6, p. 1

     In the above Responses, the Company's current cost of capital includes CL&P's average cost of preferred stock and long-term debt for the previous five quarters. The Company's weighted average cost of capital after September 30, 2002 through the end of 2003, however, declines. This is attributable to the fact that the Company's cost of preferred stock and long-term debt then stabilize and are based on its lower actual embedded cost of as June 30, 2001. Response to Interrogatory EL - 6, p. 1; Response to Interrogatory EL 9, p. 1; Tr. 9/17/01, p. 29.

     CL&P recommends its target capital structure rather than one that maintains a higher investment in equity capital. Increasing the Company's equity ratio to attain an "A" rating would not result in a decline in its weighted average cost of capital. In particular, the interest rate differential between the cost of "A" rated debt and high triple-B rated debt (40 basis-points for a 30-year bullet bond according to Bridge Information Systems) in the current financial market is too narrow to offset the cost of increasing the weighting of common equity. Company Brief, 10/18/01, p. 5; Response to Interrogatory EL - 10. Additionally, CL&P notes that its weighted average cost of capital would actually increase if it were to issue a new 30-year "A" rated bond, given current market conditions under its existing June 30 capitalization. Company Brief, 10/18/01, pp. 5 and 6.

     Through analysis, CL&P shows that under its existing June 30, 2001 capital structure (50.6% rate-making common equity), the Company's cost of capital is 8.89%. Projecting beyond September 30, 2002 through the end of 2003, the Company's cost of capital declines to about 8.56% under a similar structure. However, under CL&P's targeted capital structure (44% rate-making common equity), the cost of capital is lower and therefore better, at 8.69%, and 8.31% beyond September 30, 2002 through the end of 2003. Response to Interrogatory EL - 3, p. 2; Response to Interrogatory EL - 6, p. 1.

     Accordingly, the Company recommends implementing its targeted capital structure requiring the buy back of approximately $188 million of its stock from Northeast Utilities
(NU). Response to Interrogatory EL - 3, p. 1; Response to Interrogatory EL - 5, pp. 1 and 2. Moreover, the Company recommends moving toward its target in a prudent and deliberate manner, over a number of quarters if necessary. Response to Interrogatory EL - 3, p. 1.

B.   OCC

     OCC recommended that the Department determine it is proper for CL&P to keep its common equity ratio at approximately the same level used by the Department to compute the overall cost of capital in the last case (34.93%). PFT, Rothschild, p. 6. This capital structure has preferred stock of 7.54%, resulting in equity of about 42.47% (including preferred). Response to Interrogatory EL - 2, p. 1. However, OCC further indicated that since financial climates change, the approximate 35% common equity is not recommended indefinitely. PFT, Rothschild, p. 10. OCC noted that increasing the common equity ratio of CL&P from about 35% to 45%, or more, places ratepayers at too great a risk that the cost of equity would not be lowered sufficiently to offset the higher revenue requirements associated with a larger percentage of common equity in the capital structure. PFT, Rothschild, p. 6.

     OCC advocated that the proper capital structure for CL&P is one that produces the lowest overall cost of capital in the long-run while still allowing the company a reasonable amount of financial flexibility. PFT, Rothschild, p. 5. OCC notes that it only makes economic sense to increase the level of common equity above that needed for financial integrity if the cost of debt and the cost of equity decline sufficiently to justify using the extra common equity. Id. OCC further cited that in order for the revenue requirements from a capital structure containing 45% equity and 55% debt to be the same as those from a capital structure containing 35% equity and 65% debt, the DPUC would have to allow CL&P about 9.32% on its equity rather than the 10.3% currently allowed. PFT, Rothschild, pp. 5 and 6, Schedule JAR 2.

     OCC testified that an increase in the common equity ratio, other things being equal, would mean that the cost of equity would decline. This would occur because financial risk goes down when the percentage of equity goes up. Tr. 9/17/01, pp. 39-40. The OCC noted, however, that it is difficult to determine how commissions will react ultimately to varying capital structures in setting the return on equity. Tr. 10/3/01, pp. 97-99.

      OCC further indicated that the median capital structure of all the electric utilities included in the Eastern Edition of Value Line contains 36.35% common equity, and about 2.49% preferred. Since CL&P is a transmission and distribution only utility and some of the companies in the Eastern Edition of Value Line also own generating stations, a comparison should expect to show that CL&P would have a materially lower level of common equity in its capital structure than the median in the group. PFT, Rothschild, p. 7.

III. DEPARTMENT ANALYSIS

A.   Jurisdiction

     The Department first notes that CL&P maintains that there is no legal jurisdiction for the Department to directly mandate adjustments to a utility's capital structure, other than in the context of a four-year financial review or rate case, and then the review is limited to whether the capital structure produced rates that were more than just and reasonable. The OCC believes the Department has broad legal power in this area and cites a number of sections from Conn. Gen. Stat. Section 16-244 and 16-245 that broadly addresses the use of cash proceeds from generation plant
sales.   The  Department,  as economic  regulators,  clearly  has
jurisdiction  and  authority over this subject matter.   Further,
this proceeding was noticed pursuant to Conn. Gen. Stat. 16-11, which specifically charges the Department to keep fully informed as to the manner of operation of all public service companies and to  order  any  changes  in the manner of  operation  as  may  be
reasonably  necessary  in  the  public  interest.   Further,  the
section recites that its purpose is to "assure to the state of Connecticut its full powers to regulate its public service companies, to increase the powers of the Department of Public Utility Control and . . . said section(s) shall be so construed as to effectuate these purposes."

     Although the Department, in this Decision, is not directly mandating changes to CL&P's capital structure, its authority to do so and its orders to the Company regarding capital structure showings at the time of its next rate case are not in question.

B.   Economic Effects of Capital Structure Changes

     As noted in the Department's March 15, 2001 letter, CL&P had testified in Docket No. 99-09-12RE01 that for a utility company to attain an "A" debt rating, it needs to move closer to 50% equity in its capital structure. Tr. 11/27/00 (Docket No. 99-09-12RE01), pp. 1631 and 1632. In such testimony, the Company further noted that attaining an "A" debt rating would be advantageous to CL&P as its cost of capital would decline. Id. Given this testimony, and the considerable cash availability in CL&P attributable to the Millstone Asset Sale in April 2001, this review was performed to determine the appropriate capital structure for CL&P. This proceeding was commenced due to the inherent responsibility of the Department to pursue any and all matters that may potentially bring benefit to ratepayers and the Company.

     In analyzing whether CL&P's common equity level should be set above the Company-recommended range, the Department must first determine whether doing so would reduce the Company's cost of capital. To accomplish this, the Department examined the debt and equity components of the Company's capital structure. On the debt side, the Company has little or no long-term debt coming due in the near future. Response to Interrogatory EL - 12, p. 1. Therefore, it is unable to effectively benefit, in the near term, from lower cost debt by attaining an "A" credit rating. Even if an "A" rating is attained, the 40 basis-point spread between interest rates for an "A" versus a "BBB+" rating does not provide much room for savings.

     On the equity side, based on the evidence presented, the Department finds that the relationship is somewhat uncertain as to how the level of equity affects ratings and the component cost of equity. In analyzing cost of capital, the Company made no adjustment to the component cost of equity (10.3%) in any of its exhibits. This was the case even when such cost of capital analyses were of capital structures having considerably more equity (44% targeted and 50.6% as of June 30, 2001) than the 34.93% equity position that CL&P's 10.3% allowed return had been based upon. Response to Interrogatory EL - 3, p. 2; Response to Interrogatory EL - 10, p. 3. At the hearings, the Department asked the Company for assistance in trying to understand this important relationship. However, the Company indicated that its assumption in this proceeding was that the question of a correlation between the level of equity and the cost of equity would be addressed in a rate filing with return on equity witnesses. Tr. 10/3/01, pp. 87 and 88. In this regard, OCC testified that this cost would go down as the equity position increased attributable to the Company's lower risk profile. However, OCC also indicated that a significant reduction in the component cost of equity and debt is needed to make the additional investment in equity worthwhile. Therefore, given the marginal potential for a reduction in the cost of debt, it appears unlikely that a benefit to the component cost of equity would materialize to the extent necessary to make the added investment in equity worthwhile at this time.

     On March 31, 2001, CL&P had an equity position (including preferred) of about 43.4%. In the Company's January 31, 2001 letter, it proposed using the Millstone cash proceeds to end up at between 40% to 45% equity (including preferred). As a result of this proceeding, the Company ultimately recommended an equity position of 45% (including preferred) in its capital structure. From the testimony submitted, it appears that a higher equity investment than the Company's recommendation is unlikely to result in a net benefit given CL&P's present financial environment. Accordingly, the Department concludes that the Company's recommended capital structure is appropriate and allows the Company to proceed with its targeted course. The Department finds that such capital structure will adequately protect CL&P's financial position. Moreover, since targeted common equity investment increases only moderately to 37% versus CL&P's 33.7% immediately prior to the Millstone Sale, it should not materially affect return on equity calculations going forward and therefore customer sharing of earnings under CL&P's current earnings sharing mechanism (ESM).

     The OCC recommended a capital structure consistent with CL&P's last case (34.93% common equity, or about 42.47% equity (including preferred)). The Department has considered OCC's recommendation carefully. However, S&P credit rating criteria submitted by the Company indicates that the minimum capitalization necessary for a company such as CL&P to maintain a "BBB" rating is 55% debt and 45% equity. Response to
Interrogatory EL - 20, p. 3. While other criteria are considered, it appears advisable for CL&P to maintain such minimum threshold (45% equity including preferred) in this component of the rating analysis. Therefore, the Department does not agree with OCC's proposal that would drop equity levels below 45%.

     However, as OCC has indicated, financial climates change, and as such the Company's equity investment will have to be monitored. Therefore, while the Company's recommendation is approved, the Department requires CL&P to maintain appropriate financial flexibility and to periodically reconcile its capital structure target to minimize its cost of capital based on ongoing industry and peer group capital structure studies. If these studies reveal that component changes, including altering its investment in equity capital, are financially beneficial, the Company is required to pursue these findings accordingly. In this regard, the Company will be required to provide evidence at its next rate hearing supportive of the fact that its ongoing capital structure strategies have resulted in the maintenance or reduction of CL&P's allowed cost of capital after adjusting for any differential in the interest environment then existing.

IV.  FINDINGS OF FACT

1. The Department initiated this proceeding to determine the capital structure appropriate for CL&P post nuclear asset sale.

2. CL&P's currently allowed capital structure is comprised of 42.47% equity (34.93% common equity and 7.54% preferred stock), and 57.53% total debt.

3.   The Company's currently allowed cost of capital is 8.08%.

4. CL&P indicated that debt of some $198.8 million in prior spent nuclear fuel liability and $16.3 million of capital leases, typically for computers, are excluded from debt on a rate-making basis as they are picked as cost of service items for ratemaking.

5.   CL&P's   targeted   capital  structure   is   comprised   of
     proportions of debt, preferred stock, and common equity to total capitalization of 55%, 8%, and 37%, respectively, on a rating-agency basis.

6. CL&P's target should be considered a mid-point of a range that can vary by one to two percentage points.

7.   CL&P    noted   that   its   specific   capital    structure
     recommendation is premised upon a capitalization which: a) maintains a strong "BBB" credit rating, b) provides the Company with timely access to competitively priced capital, c) provides the Company with a degree of financial flexibility, and d) balances these factors in developing the lowest weighted average cost of capital to minimize capital cost for its customers.

8. The Company recommends moving toward its target in a prudent and deliberate manner, over a number of quarters if necessary.

9. CL&P indicated that it has relatively little or no long-term debt coming due in the near future.

10. Implementation of CL&P's targeted capital structure will require the buy back of approximately $188 million of its stock from NU.

11. Per Bridge Information Systems, the interest differential in an "A" versus a "BBB+" rated utility 30-year bullet bond is approximately 40 basis points.

12. The OCC indicates in order for the revenue requirements from a capital structure containing 45% equity and 55% debt to be the same as those from a capital structure containing 35% equity and 65% debt, the DPUC would have had to have allowed CL&P about 9.32% on its equity instead of the 10.3% currently allowed.

13. OCC recommended the Department determine it is proper for CL&P to keep its common equity ratio at approximately the same level used by the Department to compute the overall cost of capital in the last case (34.93%).

14. OCC indicated that since financial climates change, the approximate 35% common equity is not recommended indefinitely.

15. OCC testified that an increase in the common equity ratio, other things being equal, would mean that the cost of equity would decline because financial risk goes down when the percentage of equity goes up.

16. Given its June 30, 2001 capital structure, CL&P noted its cost of capital is 8.89%, and beyond September 30, 2002 through the end of 2003, 8.56%.

17. CL&P's targeted structure derives a cost of capital of 8.69%, and 8.31% beyond September 30, 2002 through the end of 2003.

V.   CONCLUSION AND ORDERS

a.   Conclusion

      The Department has reviewed the evidence and approves the Company's recommended capital structure. The Department finds that increasing common equity levels above CL&P's targeted range will not reduce the Company's cost of capital. Accordingly, the Department concludes that the Company's proposed capital structure is appropriate. The Department finds that such capital structure will adequately protect CL&P's financial position. Moreover, since targeted common equity investment increases only moderately, the Company's recommended capital structure should not materially affect return on equity calculations going forward and therefore customer sharing of earnings under CL&P's current ESM. The Department requires, however, that CL&P periodically review its capital structure target against ongoing industry and peer group capital structure studies. If these studies reveal that component changes to its target capital structure can be financially beneficial, the Company is required to pursue these findings accordingly. In this regard, the Department requires that CL&P's capital structure strategies bring about such financial benefit and maintain or reduce its relative allowed cost of capital by the Company's next rate hearing.

b.   Orders

1. As a supplement to its quarterly financial reports, the Department requires CL&P to provide, once annually, and not later than 90 days following the calendar year-end, a summary of its capital position, and all detail surrounding any changes, adjustments, or reclassifications made to such capital structure during the calendar year. The Company shall also provide the detail of its actual cost of capital under such structure.

2. The Department requires CL&P to provide at the time of its next rate case a relevant summary of various industry and peer group capital structure studies available. The Company shall reconcile any trends in this information against CL&P's management of its capital structure. Such reconciliation shall document supportively that the Company's ongoing capital structure strategies have minimized its cost of capital.






--------------------------------

<F1>   Due  to the characteristics of the Company's preferred stock, it is considered as equity by rating agencies for the purpose of establishing CL&P's credit ratings.
